Exhibit 99.1

February 14, 2019	1500 Robert-Bourassa Blvd. 7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: FORTIS INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 15, 2019
Record Date for Voting (if applicable) :	March 15, 2019
Beneficial Ownership Determination Date :	March 15, 2019
Meeting Date :	May 02, 2019
Meeting Location (if available) :	St. John's, NL
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	349553107	CA3495531079

Sincerely,

Computershare

Agent for FORTIS INC